

Mail Stop 3030

May 21, 2009

VIA U.S. MAIL and FACSIMILE: (305) 358-7095

Mr. Mingfei Yang
Chief Financial Officer
China INSOnline Corp.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

   RE: China INSOnline Corp.
     Form 10-K for the fiscal year ended June 30, 2008
     Filed September 29, 2008
     File No. 000-20532

Dear Mr. Yang:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter ended March 31, 2009
Note 12. Acquisition of Company, page F-17

1.   We refer to your response to prior comment 4(e). Please tell us the cost incurred by GHIA to obtain its insurance license. In that regard, we see from the financial statements provided for GHIA that the acquired business incurred only minor expenses prior to realizing revenues.

2.   We refer to your responses to prior comments 4(d) and 4(e). Please tell us what it cost to obtain your existing insurance license. Please also tell us what you believe it would cost to obtain a license similar to that held by GHIA directly from the relevant government authority. Please explain any significant variance from that incurred by GHIA to obtain its license.

3.   We refer to your response to prior comment 4(e).   While you indicate that the insurance license held by GHIA is different from the license already held by your business, the response does not specifically address how the licenses are different. In that regard, please clearly indicate how the acquired insurance license differs from that held by your legacy insurance business.

4.   We refer to your responses to prior comments 4(g) and 4(h). While your response provides a generalized mathematical formula apparently derived from an appraisal, the response does not explain how you determined the $4.5 million allocated to the business license in sufficient detail.   Please fully explain to us (1) how the $4.5 million allocated to the business license was determined and (2) why you believe that your methods, models and assumptions are appropriate in US GAAP. In that regard please provide us:

   • The specific assumptions applied in the model and which were used in determining the fair value of the license.
   • A summary of the expected cash flows over the projection period. Describe to us the components of cash receipts and disbursements included in your cash flow projections.
   • A description of how you projected future cash flows and the basis for those assumptions.
   • As GHIA had only realized a minor amount of revenues from inception, please tell us why you believe you have a reasonable basis for cash flow assumptions projected out 10 years.
   • Tell us how you identified future cash flows specifically attributed to the insurance license.
   • Identify the discount rate and explain why you believe that rate is appropriate for US GAAP purposes.

5.   We refer to your response to 4(i). You indicate that you believe that GHIA was a business for SFAS 141 purposes. Please tell us how you determined that none of the purchase price was goodwill under SFAS 141.

6.   We refer to prior comments 4(g) and 5. You indicate that management carried out its own investigation and valuation of the insurance license. Please describe to us how management valued the license. In that regard, please describe to us the methods, models and assumptions applied in management's valuation of the insurance license.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1
Liquidity and Capital Resources, page 20

7.   We note to your response to prior comment 6. However, your response does not address the cash flow classification guidance from SFAS 95. Accordingly, please tell us about the nature and origin of the receivable from the former shareholder of GHIA. Explain to us why it is appropriate under the specific provisions of SFAS 95 to report subsequent collection of that receivable as an operating activity. Your response should identify the specific guidance from SFAS 95 on which you relied.

Liquidity

8.   We refer to your response to prior comment 7. We also refer to your response to prior comment 15 from your letter dated August 7, 2008. You previously indicated that accrued income taxes were due and payable in March 2009. However, it does not appear that any income taxes have been remitted. Accordingly, please respond to the following:

- Tell us the actual due dates for accrued income taxes.

- Tell us, as indicated at the bottom of the statement of cash flows, why there have been no income tax payments thus far during your fiscal 2009 year end.

- Tell us whether your tax filings and payments are current under the relevant law. Please reconcile your response with the response to comment 15 from your letter dated August 7, 2008.

- Accrued income taxes represent nearly 70% of your liabilities as of March 31, 2009. Accordingly, please tell us why you believe your liquidity discussion is complete absent a discussion of the substantial income tax liability included on your balance sheet.

9.   The first paragraph of the liquidity discussion indicates that you have availability under your "amended and restated credit facilities." As you cite these facilities as a source of liquidity, please tell us where your filing includes disclosure about these credit facilities.

*****

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

                                        Sincerely,

                                        Gary Todd
                                        Senior Review Accountant